SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of  MAY ,  2004.
                                       -------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           (Registrant)

Date  May 18, 2004                        By  /s/ David Henstridge
     --------------------                  -------------------------------------
                                           (Signature)



David Henstridge, President
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

--------------------------------------------------------------------------------




                             TUMI RESOURCES LIMITED


                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                           DECEMBER 31, 2003 AND 2002



--------------------------------------------------------------------------------

                                                                     D & H
                                                                     GROUP
                                                                     CHARTERED
                                                                     ACCOUNTANTS






AUDITORS' REPORT



To the Shareholders of
Tumi Resources Limited.

We have audited the consolidated balance sheets of Tumi Resources Limited as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

On April 20, 2004 we reported separately to the shareholders of Tumi Resources Limited on consolidated financial statements as at December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 audited in accordance with Canadian and United States generally accepted auditing standards which included a reconciliation to United States generally accepted accounting principles.


                                                         /s/ D & H Group

Vancouver, B.C.                                        Chartered Accountants
April 20, 2004


                                  D & H GROUP
                         A partnership of Corporations
              A memeber of BHD Association with affiiated offices
                       across Canada and Internationally
             10th Floor, 1333 Wet Broadway, Vancouver, B.C. V6H 4C1
                  www.dhgroup.ca F 604-731-9923 T 604-731-5881

                             TUMI RESOURCES LIMITED
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2003 AND 2002




                                                      2003             2002
                                                        $                $
                                   A S S E T S

CURRENT ASSETS

Cash and cash equivalents                            3,273,437          385,678
Amounts receivable and prepaids                         71,867           15,445
                                                  ------------     ------------
                                                     3,345,304          401,123

EQUIPMENT, net of accumulated
     depreciation of $1,043                             11,476                -

MINERAL PROPERTY COSTS (Note 4)                      1,564,937          632,983
                                                  ------------     ------------
                                                     4,921,717        1,034,106
                                                  ============     ============

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities               138,853           62,554
                                                  ------------     ------------

                      S H A R E H O L D E R S ' E Q U I T Y


SHARE CAPITAL (Note 5)                               5,529,478        1,218,726

CONTRIBUTED SURPLUS                                    278,333           17,369

DEFICIT                                             (1,024,947)        (264,543)
                                                  ------------     ------------
                                                     4,782,864          971,552
                                                  ------------     ------------
                                                     4,921,717        1,034,106
                                                  ============     ============
OPERATIONS (Note 1)


APPROVED BY THE DIRECTORS



/s/ DAVID HENSTRIDGE    , Director
------------------------

/s/ NICK DEMARE         , Director
------------------------



        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002




                                                      2003             2002
                                                        $                $
                                                                     (NOTE 3)
EXPENSES

Accounting and administration                           39,395           20,380
Audit                                                   21,441            8,613
Consulting                                              88,451           17,200
Depreciation                                             1,043                -
Fiscal advisory services                                31,085                -
Investor relations                                      24,000                -
Legal                                                   29,020           21,759
Management fees                                         31,800           10,500
Office                                                  48,849           14,410
Regulatory                                              15,913           19,937
Shareholder costs                                       27,394            1,313
Stock based compensation                               262,995           20,212
Transfer agent                                           7,772            6,380
Travel and related                                      95,562           19,090
                                                  ------------     ------------
                                                       724,720          159,794
                                                  ------------     ------------
LOSS BEFORE THE FOLLOWING                             (724,720)        (159,794)

INTEREST INCOME                                          4,301            5,459

FOREIGN EXCHANGE                                       (39,985)          (1,702)

WRITE-OFF OF MINERAL PROPERTY COSTS (Note 4(d))              -          (97,720)
                                                  ------------     ------------
LOSS FOR THE YEAR                                     (760,404)        (253,757)

DEFICIT - BEGINNING OF YEAR                           (264,543)         (10,786)
                                                  ------------     ------------
DEFICIT - END OF YEAR                               (1,024,947)        (264,543)
                                                  ============     ============


LOSS PER SHARE - BASIC AND DILUTED                      $(0.09)          $(0.09)
                                                  ============     ============

WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING - BASIC AND DILUTED           8,417,122        3,050,643
                                                  ============     ============




        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002




                                                      2003              2002
                                                        $                 $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                     (760,404)        (253,757)
Adjustment for items not involving cash
     Depreciation                                        1,043                -
     Stock-based compensation                          262,995           20,212
     Write-off of mineral property costs                     -           97,720
                                                  ------------     ------------
                                                      (496,366)        (135,825)
Increase in amounts receivable and prepaids            (56,422)          (5,709)
Increase in accounts payable and accrued
     liabilities                                     76,299           59,454
                                                  ------------     ------------
                                                      (476,489)         (82,080)
                                                  ------------     ------------
FINANCING ACTIVITIES

Issuance of common shares                            4,400,960          697,800
Share issue costs                                     (228,239)               -
                                                  ------------     ------------
                                                     4,172,721          697,800
                                                  ------------     ------------
INVESTING ACTIVITIES

Expenditures on mineral property costs                (795,954)        (528,203)
Purchase of equipment                                  (12,519)               -
                                                  ------------     ------------
                                                      (808,473)        (528,203)
                                                  ------------     ------------
INCREASE IN CASH DURING THE YEAR                     2,887,759           87,517

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR          385,678          298,161
                                                  ------------     ------------
CASH AND CASH EQUIVALENTS - END OF YEAR              3,273,437          385,678
                                                  ============     ============

CASH AND CASH EQUIVALENTS IS COMPRISED OF:

Cash                                                 1,273,437          385,678
Short-term deposits                                  2,000,000                -
                                                  ------------     ------------
                                                     3,273,437          385,678
                                                  ============     ============

SUPPLEMENTAL CASH FLOW INFORMATION (Note 9)

        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
               CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS
                      FOR THE YEAR ENDED DECEMBER 31, 2003



                                  CINCO MINAS     GRAN CABRERA        TINKA            TOTAL
                                       $                $               $                $

BALANCE, BEGINNING OF YEAR            180,167                -            4,491          184,658
                                 ------------     ------------     ------------     ------------
EXPENDITURES DURING THE YEAR

     Assays                            38,919                -                -           38,919
     Assays preparation                 9,588                -                -            9,588
     Camp costs                        29,269                -                -           29,269
     Communications                    25,570                -                -           25,570
     Consulting                         1,850                -                -            1,850
     Drilling                         236,343                -                -          236,343
     Environmental                     14,793                -                -           14,793
     Geological                       104,370            6,800                -          111,170
     Metallurgical                      3,184                -                -            3,184
     Other                              1,200                -                -            1,200
     Site Access                       62,155                -                -           62,155
     Supplies                          14,644                -                -           14,644
     Topography                        22,384                -                -           22,384
     Travel                            45,429                -                -           45,429
     Wages                             76,337                -                -           76,337
                                 ------------     ------------     ------------     ------------
                                      686,035            6,800                -          692,835
                                 ------------     ------------     ------------     ------------
BALANCE, END OF YEAR                  866,202            6,800            4,491          877,493
                                 ============     ============     ============     ============





        The accompanying notes are an integral part of these consolidated financial statements.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


1.       OPERATIONS

         The Company was incorporated under the Company Act of British Columbia on January 11, 2000, and its shares trade on the TSX Venture Exchange (the "TSXV").

         The Company is in the process of exploring mineral properties located in Mexico and Peru. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral property costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

         Management considers that the Company has adequate resources to maintain its core operations and planned exploration programs for fiscal 2004. However, the Company recognizes that exploration expenditures may change with ongoing results, and, as a result, it may be required to obtain additional financing. While the Company has been successful in securing financings in the past, there can be no assurance it will be able to do so in the future.


2.       CHANGE IN ACCOUNTING POLICY

         Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees and directors, as recommended by Section 3870 Stock-Based Compensation and Other Stock Based Payments of the Canadian Institute of Chartered Accountants' Handbook ("CICA 3870"). CICA 3870 provides alternative methods of transition for the adoption of the fair value method and, as permitted, the Company has elected prospective application, which allows the fair value method to be applied to stock options granted, modified or settled on or after January 1, 2003 to employees and directors. Pro-forma disclosure for options issued prior to January 1, 2003, as required by the standard, had the Company used the fair value method is presented in Note 5(b).

         The fair value of stock options is determined using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of stock options is determined by the quoted market price of the Company's common shares.

         For stock options granted to other than employees and directors, the Company continues to apply the fair value method.


3.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These   consolidated   financial   statements  have  been  prepared  by
         management in accordance with Canadian generally accepted accounting principles.

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant areas requiring the use of management estimates

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         relate to the determination of environmental obligations, impairment of mineral claims and deferred exploration expenditures and the related rates of depletion and amortization. Actual results could differ from these estimates.

         The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, TMXI Resources S.A. de C.V. (Mexico) and Tumi Resources S.A. (Peru) and its 60% owned subsidiary, Compania Minera Cinco Minas S.A. de C.V. (Mexico). Intercompany balances and transactions are eliminated on consolidation.

         CASH EQUIVALENTS

         Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

         MINERAL PROPERTY COSTS

         Mineral property costs and exploration, development and field support costs directly relating to mineral properties are deferred until the property to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

         EQUIPMENT

         Equipment, which is comprised of a vehicle and office equipment, are recorded at cost less accumulated depreciation calculated using the straight-line method over their estimated useful lives of five years.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2003, the Company does not have any asset retirement obligations.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

         TRANSLATION OF FOREIGN CURRENCIES

         Integrated foreign operations are translated using the temporal method. Under this method, the Company translates monetary items at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         INCOME TAXES

         Income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         EARNINGS (LOSS) PER SHARE

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

         COMPARATIVE FIGURES

         Certain 2002 figures have been reclassified to conform with the presentation used in the current year.


4.       MINERAL PROPERTY COSTS

                                                      2003                                               2002
                                 ----------------------------------------------     -----------------------------------------------
                                 ACQUISITION       EXPLORATION                      ACQUISITION      EXPLORATION
                                    COSTS         EXPENDITURES        TOTAL            COSTS         EXPENDITURES         TOTAL
                                      $                 $               $                $                $                 $

         Cinco Minas                  430,239          866,202        1,296,441          196,818          180,167           376,985
         Gran Cabrera                 169,132            6,800          175,932          163,434                -           163,434
         Tinka                         88,073            4,491           92,564           88,073            4,491            92,564
                                 ------------     ------------     ------------     ------------     ------------     -------------
                                      687,444          877,493        1,564,937          448,325          184,658           632,983
                                 ============     ============     ============     ============     ============     =============


         a)       Cinco Minas, Mexico

                  By agreements dated July 6, 2002 and August 18, 2002, the Company has an option to earn a 60% interest in mineral claims covering approximately 600 hectares, located in Jalisco, Mexico, in consideration of US$50,000 cash (paid), conducting exploration expenditures and making underlying property payments totalling US$2.5 million and issuing 1.1 million common shares (300,000 shares issued) of the Company over a three year period.

         b)       Gran Cabrera, Mexico

                  On October 23, 2002, the Company entered into an agreement whereby the Company has an option to earn a 60% interest in mineral claims covering approximately 3,950 hectares, located in Jalisco, Mexico, in consideration of making a US$45,500 payment for past property taxes (paid), conducting exploration expenditures totalling US$2.5 million and issuing 750,000 common shares (250,000 shares issued) of the Company over a three year period.

         c)       Tinka, Peru

                  On May 31, 2002, the Company entered into an agreement whereby the Company has an option to earn a 100% interest, subject to a 1% NSR interest, in two mineral claims in Ica, Peru, in consideration of the issuance of 750,000 common shares (250,000 shares issued) of the Company over two years, payment of US$7,500 for past property taxes (paid) and payment of ongoing property holding costs, estimated at US$3,000 per annum and completion of a drill program. The Company may purchase the 1% NSR at any time for US$750,000.

                  On February 19, 2003, the Company entered into an agreement (the "Tinka HOA") with Tinka Resources Ltd. ("Tinka Resources"), whereby the Company granted Tinka an option to earn a 70% interest in the option on the Tinka property. Under the Tinka HOA, Tinka Resources has agreed to assume the Company's share issuance obligations to the vendor, through the issuances of a total of 500,000 common shares of Tinka Resources and conducting exploration expenditures and making all property holding costs totalling US $2.5 million, over a three year period. As at December 31, 2003, Tinka Resources has issued 90,000 shares of its capital stock and has represented that it has incurred approximately $95,000 of expenditures.

                  Certain officers and directors of the Company are also directors and officers of Tinka Resources, a public company which also trades on the TSXV.

         d)       Las Lomas, Peru

                  On February 28, 2002, the Company entered into an option agreement whereby the Company could earn a 70% interest in 15 mineral concessions in Peru, covering 15,100 hectares, in consideration of spending US$1 million of which a minimum of US$100,000 (the "Initial Work Commitment") was required to be incurred prior to February 1, 2003, and the issuance of a total of 250,000 common shares (75,000 shares issued) over a four year period.

                  During fiscal 2002, the Company attempted to complete a drill program in order to meet its Initial Work Commitment. The Company was unable to gain access to the property to implement the work program. The Company declared force majeure, as allowed by the option agreement and, in February 2003, the Company formally informed the vendor that it had decided to terminate the option agreement. Accordingly, the Company wrote off $97,720 of mineral property costs in fiscal 2002.

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


5.       SHARE CAPITAL

         Authorized:  100,000,000 common shares with no par value

         Issued:                                              2003                             2002
                                                  -----------------------------     -----------------------------
                                                     SHARES           AMOUNT           SHARES            AMOUNT
                                                                         $                                  $

         Balance, beginning of year                  6,824,000        1,218,726        3,459,000          315,583
                                                  ------------     ------------     ------------     ------------
         Issued during the year
         For cash
              - private placements                   5,442,500        3,816,000        2,450,000          663,000
              - exercise of options                    218,000           43,371          230,000           35,643
              - exercise of warrants                 1,613,000          543,620           10,000            2,000
         For agent's and finder's fees                 153,700          120,698                -                -
         For mineral properties                        200,000          136,000          675,000          202,500
                                                  ------------     ------------     ------------     ------------
                                                     7,627,200        4,659,689        3,365,000          903,143
         Less:  share issue costs                            -         (348,937)               -                -
                                                  ------------     ------------     ------------     ------------
                                                     7,627,200        4,310,752        3,365,000          903,143
                                                  ------------     ------------     ------------     ------------
         Balance, end of year                       14,451,200        5,529,478        6,824,000        1,218,726
                                                  ============     ============     ============     ============


         (a)      During fiscal 2003, the Company completed:

                  i) a private placement of 528,000 units at $0.90 per unit, for gross proceeds of $475,200. Each unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share for a period of two years, for the exercise price of $1.00 on or before March 4, 2004 and $1.15 on or before March 4, 2005. A finder's fee of $6,300 was paid on a portion of the private placement. Certain directors of the Company have purchased 278,000 units of the private placement;

                  ii) a private placement of 1,477,000 units at $0.40 per unit, for gross proceeds of $590,800. Each unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share for a period of one year, for the exercise price of $0.45 on or before February 19, 2004 and at $0.55 on or before August 19, 2004. A finder's fee of $30,940 was paid on a portion of the private placement. In addition the Company issued 8,700 common shares at a recorded amount of $4,698 in consideration as finder's fees on a portion of the private placement;

                  iii) a non-brokered private placement of 937,500 units at $0.80 per unit, for gross proceeds of $750,000. Each unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share for a period of eighteen months, for the exercise price of $1.00 on or before December 19, 2004 and at $1.35 on or before June 19, 2005. A finder's fee of $46,752 was paid on the private placement; and

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


5. SHARE CAPITAL (continued)

                  iv) a brokered private placement of 2,500,000 units at $0.80 per unit, for gross proceeds of $2,000,000. Each unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share for a period of eighteen months, at an exercise price of $1.00 on or before December 23, 2004 and at $1.35 on or before June 23, 2005. The Company paid the agent a cash commission of $76,000 and issued 145,000 common shares, at a recorded amount of $116,000. In addition, the Company granted the agent warrants to purchase 520,000 shares for a period of eighteen months, at $1.00 per share on or before December 23, 2004 and $1.35 on or before June 23, 2005.

         (b) A summary of the Company's stock options at December 31, 2003 and 2002 and the changes for the years ending on those dates is presented below:

                                                              2003                             2002
                                                  -----------------------------     -----------------------------
                                                                     WEIGHTED                          WEIGHTED
                                                                      AVERAGE                           AVERAGE
                                                    OPTIONS          EXERCISE         OPTIONS          EXERCISE
                                                  OUTSTANDING          PRICE        OUTSTANDING          PRICE
                                                                         $                                 $


                  Balance, beginning of year           681,400         0.33              338,000          0.14
                  Granted                              440,000         0.55              573,400          0.37
                  Exercised                           (218,000)        0.19             (230,000)         0.14
                  Cancelled / expired                   (5,000)        0.57                    -
                                                  ------------                      ------------
                  Balance, end of year                 898,400         0.47              681,400          0.33
                                                  ============                      ============

                  The following table summarizes information about the stock options outstanding and exercisable at December 31, 2003:

                  EXERCISE            NUMBER OF OPTIONS
                   PRICE                  OUTSTANDING         EXPIRY DATE
                     $

                    0.15                    33,000            June 21, 2005
                    0.23                   171,000            July 15, 2005
                    0.52                   119,400            December 05, 2005
                    0.55                   140,000            December 19, 2005
                    0.57                   235,000            January 14, 2006
                    0.52                   200,000            August 21, 2005
                                           -------
                                           898,400
                                           =======

                  During fiscal 2002, the Company granted 373,400 stock options to its employees and directors and applied the intrinsic value based method of accounting. Had the Company followed the fair value based method of accounting in fiscal 2002, the Company would have recorded an additional compensation expense of $38,942 in respect of its employees and directors' stock options. Pro-forma loss and loss per share information determined under the fair value method in fiscal 2002 are as follows:

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


5.       SHARE CAPITAL (continued)

                                                                         $
                  Net loss for fiscal 2002
                      - as reported                                    (253,757)
                      - compensation expense                            (38,942)
                                                                   ------------
                      - pro-forma                                      (292,699)
                                                                   ============

                  Basic and diluted loss per share
                      - as reported                                       (0.09)
                      - pro-forma                                         (0.10)

                  The Company has also recognized compensation expense of $20,212 for stock options granted to consultants during fiscal 2002.

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the year:

                                                      2003             2002

                  Risk-free interest rate             2.75%        3.46% - 3.55%
                  Estimated volatility             101% - 104%       78% - 79%
                  Expected life                     1.5 years        1.5 years


                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.60 (2002 - $0.11) per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (c) As at December 31, 2003, the Company had outstanding warrants issued pursuant to private placements, which may be exercised to purchase 6,870,500 shares. The warrants expire at various times until June 23, 2005 and may be exercised at prices ranging from $0.20 per share to $1.35 per share.

                  Details of warrants outstanding are as follows:

                                                      2003             2002
                                                    WARRANTS         WARRANTS
                                                  OUTSTANDING      OUTSTANDING

                  Balance, beginning of year         2,521,000                -
                  Issued pursuant to
                     private placements              5,962,500        2,531,000
                  Exercised                         (1,613,000)         (10,000)
                                                  ------------     ------------
                  Balance, end of year               6,870,500        2,521,000
                                                  ============     ============

                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


5.       SHARE CAPITAL (continued)

                  The following table summarizes information about the warrants outstanding and exercisable at December 31, 2003:

                    EXERCISE        WARRANTS
                      PRICE        OUTSTANDING     EXPIRY DATE
                       $

                      0.20            415,000      May 27, 2004
                      0.40            280,000      Oct. 15, 2004
                      0.40            250,000      Dec. 13, 2004
                  0.45 / 0.55       1,440,000      Feb. 19, 2004 / Aug. 19, 2004
                  1.00 / 1.15         528,000      Mar. 04, 2004 / Mar. 04, 2005
                  1.00 / 1.35         937,500      Dec. 19, 2004 / Jun. 19, 2005
                  1.00 / 1.35       3,020,000      Dec. 23, 2004 / Jun. 23, 2005
                                    ---------
                                    6,870,500
                                    =========

         (d) As at December 31, 2003, 757,800 common shares are held in escrow and are released in equal semi- annual instalments of 252,600 common shares ending May 27, 2005.

         (e)      See also Note 11.


6.       INCOME TAXES

         Future income tax assets and liabilities of the Company as at December 31, 2003 and 2002 are as follows:

                                                      2003             2002
                                                        $                $
         Future income tax assets (liabilities)
              Losses carried forward                   813,000          321,000
              Share issue costs                        110,000           12,000
              Mineral property costs                  (558,000)        (209,000)
                                                  ------------     ------------
                                                       365,000          124,000
         Valuation allowance                          (365,000)        (124,000)
                                                  ------------     ------------
         Net future income tax asset                         -                -
                                                  ============     ============

         Income tax rate reconciliation

         Combined federal and provincial income
              tax rate                                   37.6%            39.6%
                                                  ============     ============

         Expected income tax recovery                 (262,500)        (100,500)
         Foreign income tax rate differences            23,000           42,000
         Deductible mineral property cost
              additions                               (275,600)        (247,500)
         Other                                          12,000           (6,000)
         Non-deductible stock-based compensation        75,400            8,000
         Unrecognized benefit of income tax losses     427,700          304,000
                                                  ------------     ------------
         Actual income tax recovery                          -                -
                                                  ============     ============

         As at December 31, 2003, the Company has accumulated non-capital losses and accumulated resource pools for Canadian income tax purposes of approximately $697,000, expiring from 2007 to 2010, and for Mexican income tax purposes of approximately US $512,000, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.


7.       RELATED PARTY TRANSACTIONS

         During fiscal 2003, the Company incurred $107,895 (2002 - $36,380) for accounting, administration, consulting and management services provided by the President of the Company and by corporations controlled by a director of the Company. As at December 31, 2003, $48,404 (2002 - $2,558) remained unpaid and has been included in accounts payable and accrued liabilities.

         See also Note 4(c) and 5(a).


8.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities in Mexico and Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of fiscal 2003 and 2002.

         The Company's total assets are segmented geographically as follows:

                                                              2003
                                 ---------------------------------------------------------------
                                                    PERUVIAN         MEXICAN
                                                     MINERAL          MINERAL
                                  CORPORATE        OPERATIONS       OPERATIONS          TOTAL
                                      $                 $                $                $


         Current assets             3,266,701              578           78,025        3,345,304
         Equipment                          -                -           11,476           11,476
         Mineral property costs             -           92,564        1,472,373        1,564,937
                                 ------------     ------------     ------------     ------------
                                    3,266,701           93,142        1,561,874        4,921,717
                                 ============     ============     ============     ============



                                                              2002
                                 ---------------------------------------------------------------
                                                    PERUVIAN         MEXICAN
                                                     MINERAL          MINERAL
                                  CORPORATE        OPERATIONS       OPERATIONS          TOTAL
                                      $                 $                $                $


         Current assets               366,743              707           33,673          401,123
         Mineral property costs             -           92,564          540,419          632,983
                                 ------------     ------------     ------------     ------------
                                      366,743           93,271          574,092        1,034,106
                                 ============     ============     ============     ============


                             TUMI RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

9.       SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                      2003             2002
                                                        $                $

         Investing activity

            Shares issued for mineral properties      (136,000)        (202,500)
                                                  ============     ============


         Financing activities

              Shares issued for mineral properties     136,000          202,500
              Shares issued for finder's fees          120,698                -
              Share issue costs                       (120,698)               -
              Shares issued on exercise of
                  stock options                          2,031            2,843
              Contributed surplus                       (2,031)          (2,843)
                                                  ------------     ------------
                                                       136,000          202,500
                                                  ============     ============


         Other supplemental cash flow information:
                                                       2003            2002
                                                        $                $

         Interest paid in cash                               -                -
                                                  ============     ============
         Income taxes paid in cash                           -                -
                                                  ============     ============


10.      FINANCIAL INSTRUMENTS

         a)       Concentration of Credit Risk

                  Financial instruments that potentially subject the Company to a significant concentration of credit risk are cash and cash equivalents and amounts receivable. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with high credit quality financial institutions.

         b)       Fair value of financial instruments

                  The fair value of the Company's financial instruments consisting of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying values.


11.      SUBSEQUENT EVENTS

         Subsequent to December 31, 2003, the Company

         i) granted stock options to employees, directors and consultants to purchase 355,000 shares of the Company at a price of $1.16 per share, expiring January 19, 2007 and 50,000 shares of the Company at a price of $1.14, expiring on January 30, 2007; and

         ii) issued 1,432,670 common shares on the exercise of stock options and warrants for proceeds of $664,602.

BC FORM 51-901F                                                       SCHEDULE B

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 2003



1.(a)    GENERAL AND ADMINISTRATIVE

                                                                          $

         Accounting and administration                                   39,395
         Audit                                                           21,441
         Consulting                                                      88,451
         Depreciation                                                     1,043
         Fiscal advisory services                                        31,085
         Investor relations                                              24,000
         Legal                                                           29,020
         Management fees                                                 31,800
         Office                                                          48,849
         Regulatory                                                      15,913
         Shareholder costs                                               27,394
         Transfer agent                                                   7,772
         Travel and related                                              95,562
                                                                   ------------
                                                                        461,725
                                                                   ============


1.(B)    DEFERRED EXPLORATION EXPENDITURES

                                                  CINCO MINAS      GRAN CABRERA        TINKA            TOTAL
                                                       $                $                $                $


         Balance, at beginning of year                 180,167                -            4,491          184,658
                                                  ------------     ------------     ------------     ------------
         Expenditures during the year
              Assays                                    38,919                -                -           38,919
              Assays preparation                         9,588                -                -            9,588
              Camp costs                                29,269                -                -           29,269
              Communications                            25,570                -                -           25,570
              Consulting                                 1,850                -                -            1,850
              Drilling                                 236,343                -                -          236,343
              Environmental                             14,793                -                -           14,793
              Geological                               104,370            6,800                -          111,170
              Metallurgical                              3,184                -                -            3,184
              Other                                      1,200                -                -            1,200
              Site Access                               62,155                -                -           62,155
              Supplies                                  14,644                -                -           14,644
              Topography                                22,384                -                -           22,384
              Travel                                    45,429                -                -           45,429
              Wages                                     76,337                -                -           76,337
                                                  ------------     ------------     ------------     ------------
                                                       686,035            6,800                -          692,835
                                                  ------------     ------------     ------------     ------------
Balance, at end of year                                866,202            6,800            4,491          877,493
                                                  ============     ============     ============     ============


BC FORM 51-901F                                                       SCHEDULE B

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 2003



2.(A)    RELATED PARTY TRANSACTION

         During the year ended December 31, 2003, the Company:

         (i) paid a total of $107,895 for accounting, administration, consulting and management services provided by the President of the Company and by private corporations controlled by a director of the Company; and

         (ii) conducted a private placement of 528,000 units in which officers and directors of the Company purchased 278,000 units for $250,200; and

         (iii) entered into an agreement (the "Tinka HOA") with Tinka Resources Ltd. ("Tinka Resources"), whereby the Company granted Tinka an option to earn a 70% interest in the option on the Tinka property. Under the Tinka HOA, Tinka Resources has agreed to assume the Company's share issuance obligations to the vendor, through the issuances of a total of 500,000 common shares of Tinka Resources and conducting exploration expenditures and making all property holding costs totalling US $2.5 million, over a three year period. As at December 31, 2003, Tinka Resources has issued 90,000 shares of its capital stock and has represented that it has incurred approximately $95,000 of expenditures.

                  Certain officers and directors of the Company are also directors and officers of Tinka Resources, a public company which also trades on the TSXV.


3.(A)    SECURITIES  ISSUED DURING THE YEAR ENDED DECEMBER 31, 2003

         DATE          TYPE OF    TYPE                                           TOTAL       TYPE OF
         OF ISSUE      SECURITY   OF ISSUE                 NUMBER     PRICE     PROCEEDS   CONSIDERATION   COMMISSION
                                                                        $           $                           $

         Jan. 2003     Common     Options                 110,000     0.15        16,500       Cash            N/A
         Jan. 2003     Common     Options                 108,000     0.23        24,840       Cash            N/A
         Mar. 2003     Common     Private placement       528,000     0.90       475,200       Cash            Nil
         Aug. 2003     Common     Private placement     1,477,000     0.40       590,800       Cash            N/A
         Aug. 2003     Common     Finder's fee              8,700     0.54         4,698       N/A           4,698
         Sept. 2003    Common     Property                200,000     0.68       136,000     Property          N/A
         Oct. 2003     Common     Warrants                820,000     0.35       287,000       Cash            N/A
         Nov. 2003     Common     Warrants                 30,000     0.45        13,500       Cash            N/A
         Nov. 2003     Common     Warrants                175,000     0.20        35,000       Cash            N/A
         Dec. 2003     Common     Private placement     3,437,500     0.80     2,750,000       Cash        122,752
         Dec. 2003     Common     Agent's fee             145,000     0.80       116,000       N/A         116,000
         Dec. 2003     Common     Warrants                500,000     0.35       175,000       Cash            N/A
         Dec. 2003     Common     Warrants                 81,000     0.37        29,970       Cash            N/A
         Dec. 2003     Common     Warrants                  7,000     0.45         3,150       Cash            N/A
                                                        ---------
                                                        7,627,200
                                                        =========


BC FORM 51-901F                                                       SCHEDULE B

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 2003



3.(B)    OPTIONS GRANTED DURING THE YEAR ENDED DECEMBER 31, 2003


         DATE                       Number         Type                                    Exercise
         GRANTED                  of Shares       of Option        Name                      Price        Expiry Date
                                                                                                $

         Jan. 14, 2003               69,000       Director         D. Henstridge              0.57        Jan. 14, 2006
         Jan. 14, 2003               65,000       Director         N. DeMare                  0.57        Jan. 14, 2006
         Jan. 14, 2003               35,000       Director         H. Lim                     0.57        Jan. 14, 2006
         Jan. 14, 2003               20,000       Employee         M. Bermudez                0.57        Jan. 14, 2006
         Jan. 14, 2003               20,000       Employee         J. Abbinante               0.57        Jan. 14, 2006
         Jan. 14, 2003                7,000       Employee         L. Liu                     0.57        Jan. 14, 2006
         Jan. 14, 2003                7,000       Employee         R. Wong                    0.57        Jan. 14, 2006
         Jan. 14, 2003                7,000       Employee         A. Smith                   0.57        Jan. 14, 2006
         Jan. 14, 2003                5,000       Employee         B. Moody                   0.57        Jan. 14, 2006
         Jan. 14, 2003                5,000       Employee         J. Rowsell                 0.57        Jan. 14, 2006
         Aug. 21, 2003              100,000       Consultant       C. Bonvini                 0.52        Aug. 21, 2005
         Aug. 21, 2003              100,000       Consultant       E. Fitspatrick             0.52        Aug. 21, 2005
                                    -------
                                    440,000
                                    =======

4.(A)    AUTHORIZED AND ISSUED SHARE CAPITAL AS AT DECEMBER 31, 2003

                                                               Issued
                                      Authorized       ------------------------
         Class         Par Value        Number            Number       Amount
         ------        ---------     -----------       ----------    ----------
         COMMON           WPV        100,000,000       14,451,200    $5,529,478


4.(B)    OPTIONS AND WARRANTS OUTSTANDING AS AT DECEMBER 31, 2003

                                     EXERCISE
                                      PRICE
         SECURITY         NUMBER     PER SHARE      EXPIRY DATE

         Options          33,000       $0.15        June 21, 2005
         Options         171,000       $0.23        July 15, 2005
         Options         200,000       $0.52        Aug. 21, 2005
         Options         119,400       $0.52        Dec. 05,2005
         Options         140,000       $0.55        Dec. 19, 2005
         Options         235,000       $0.57        Jan. 14, 2006
                         -------
                         898,400
                         =======

         Warrants        415,000       $0.20        May 27, 2004
         Warrants        280,000       $0.40        Oct. 15, 2004
         Warrants        250,000       $0.40        Dec. 13, 2004
         Warrants      1,440,000    $0.45/$0.55     Feb. 19, 2004/Aug. 19, 2004
         Warrants        528,000    $1.00/$1.15     Mar. 04, 2004/2005
         Warrants        937,500    $1.00/$1.35     Dec. 19, 2004/June 19, 2005
         Warrants      3,020,000    $1.00/$1.35     Dec. 23, 2004/June 23, 2005
                       ---------
                       6,870,500
                       =========

BC FORM 51-901F                                                       SCHEDULE B

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 2003



4.(C)    SHARES IN ESCROW OR SUBJECT TO POOLING AS AT DECEMBER 31, 2003

         As of December 31, 2003, 757,800 common shares are subject to escrow restrictions.


5.(A)    LIST OF DIRECTORS AS AT DECEMBER 31, 2003


         Directors:
               David Henstridge
               Nick DeMare
               Harvey Lim
         Officers:
               David Henstridge, President, Chairman and Chief Executive Officer Mariana Bermudez, Corporate Secretary

BC FORM 51-901F                                                       SCHEDULE C

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 2003



MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion of the results and financial position of the Company for the year ended December 31, 2003, should be read in conjunction with the consolidated financial statements and the related notes.

DESCRIPTION OF BUSINESS

The Company is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Peru. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol "TM" The Company is also registered with the U.S. Securities and Exchange Commission (the "SEC") as a foreign private issuer under the Securities Act of 1934.

PROPERTIES

Cinco Minas

The Cinco Minas Project was the focus of the Company's exploration activities during fiscal 2003. The primary objective at Cinco Minas was to conduct studies to confirm previously reported findings and a drill program to test the potential tonnage needed for an open-pitable silver-gold resource.

During 2003 the Company spent $686,035 for underground channel sampling, a 22 hole drill program and metallurgical test work. The results were favourable and, as a result, the Company has engaged Behre Dolbear & Company to undertake a scoping study on the El Abra resource area and provide a recommendation for future work to advance the project to a full feasibility study.

During 2004, the Company will undertake further drilling, metallurgical testwork and mining studies at Cinco Minas. The Company's budget for this exploration work is US $500,000.

Gran Cabrera

With the focus in 2003 on Cinco Minas, exploration work in 2003 on Gran Cabrera was limited to recompilation of old data on the area and landsat imagery studies. An initial work program, estimated at US $200,000, commenced in April 2004. The program will consist of geological mapping and verification or extension of earlier channel sampling of vein, stockwork and breccia hosted precious metal mineralization.

Tinka

The Company has an agreement whereby the Company has an option to earn a 100% interest, subject to a 1% NSR interest, in two mineral claims in Ica, Peru. In February, 2003, the Company entered into an agreement with Tinka Resources Ltd. ("Tinka Resources"), whereby the Company granted Tinka an option to earn a 70% interest in the option on the Tinka property. Tinka Resources has agreed to assume the Company's share issuance obligations to the vendor, and conduct exploration expenditures and make all property holding costs totalling US $2.5 million, over a three year period. Tinka Resources has incurred approximately $95,000 of expenditures, in which it conducted a first phase work program in November and December 2003. The program comprised of a ground horizontal loop electromagnetic survey ("HLEM") over the core area of the property, together with an initial follow up drill program.

Tinka Resources reported that the HLEM survey successfully defined six distinct electromagnetic anomalies up to 1 km in length, four of which generally trend NE-SW and parallel to each other. A total of 19.5 line-km of HLEM was completed by VDG del Peru S.A.C., along thirteen parallel N-S grid lines that had been located by use of a high resolution GPS. The intent of the survey was to seek the presence of conductive sulphides within the previously outlined large induced polarization anomaly.


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BC FORM 51-901F                                                       SCHEDULE C

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 2003


MANAGEMENT DISCUSSION AND ANALYSIS (continued)

Tinka Resources also completed three reverse circulation drill holes in the area totalling 262 meters. One hole targeted known surface copper mineralization and two holes targeted HLEM anomalies. All three holes intersected a sequence of highly silicified, pyritic volcanics and all three holes intersected anomalous copper values.

RESULTS OF OPERATIONS

Operations

During fiscal 2003, the Company reported a loss of $760,404 ($0.09 per share), an increase of $506,647, compared to a loss of $253,757 ($0.09 per share) in fiscal 2002. A significant portion of the increase in loss in fiscal 2003 is attributed to the Company's application of the fair value method of accounting for stock options granted to its employees and directors. As permitted, the Company has elected prospective application, effective January 1, 2003. Previously, options granted to the Company's directors and employees were only disclosed on a pro-forma basis in the notes to the Company's consolidated financial statements. During fiscal 2003, the Company recorded a non-cash compensation expense of $262,995 relating to stock options granted to the Company's employees, directors and consultants. In fiscal 2002, the Company recorded an expense of $20,212 for stock options granted to its consultants and disclosed a pro- forma charge of $38,942 for stock options granted to its directors and employees. Had the Company applied retroactive treatment it would have recorded an expense of $59,154 for fiscal 2002.

Excluding the stock-based compensation, general and administrative expenses of $461,725 were reported in 2003, an increase of $322,143 from $139,582 in 2002.
In general, costs increased in fiscal 2003 due to the increase in corporate activities and Company funding. Accounting and administrative expenses incurred with Chase Management increased in 2003 by $19,015, from $20,380 in 2002 to $39,395 in 2003, due to increased levels of accounting with the overall increase in corporate and exploration activities, increased regulatory reporting and reporting obligations as a result of the Company's registration of its Form 20F. Audit and legal fees also increased substantially due to the preparation of the Company's Form 20F registration form. Consulting fees, office expenses and travel expenses increased in 2003 due to costs associated with increasing the Company's market awareness and corporate development. During this period, the Company participated in a number of trade conferences and also travelled to Europe to meet with institutional investors. In fiscal 2002, the Company paid its President a total of $16,000 for his services. Effective January 1, 2003, the President's salary was increased to $5,000 per month. A total of $60,000 was paid in 2003. The Company also incurred $7,500 for consulting services provided during fiscal 2003 by a corporation owned by a director of the Company. During fiscal 2003, the Company paid $31,085 for fiscal advisory services provided.

During fiscal 2003, the Company reported $4,301 interest income compared to $5,459 in fiscal 2002. The interest income was generated from short-term funds held.

During fiscal 2003, the Company spent $795,954 cash on acquisition costs and exploration activities on its mineral property interests. The Company also issued common shares, at a recorded amount of $136,000, for option payments. In total, the Company incurred $919,456 on Cinco Minas and $12,498 on Gran Cabrera. During fiscal 2002, the Company incurred a total of $730,703, of which $376,985 related to Cinco Minas, $163,434 on Gran Cabrera, $92,564 on Tinka and $97,720 on Las Lomas. During fiscal 2002, the Company wrote-off the Las Lomas Property and terminated the option agreement. No such write-off or abandonment occurred in fiscal 2003.

Due to improved market conditions during fiscal 2003, the Company was able to conduct a number of private placement financings in which the Company raised $3,467,063, net of $348,937 of share issue costs, on the issuances of 5,442,500 common shares. In addition, the Company received a further $586,991 on the exercises of stock options and warrants. During fiscal 2002, a total of $700,643 was raised through private placements and exercises of stock options and warrants.

BC FORM 51-901F                                                       SCHEDULE C

                             TUMI RESOURCES LIMITED
                                QUARTERLY REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 2003


MANAGEMENT DISCUSSION AND ANALYSIS (continued)

Liquidity and Outlook

As at December 31, 2003, the Company had working capital of $3,206,451. Subsequent to the year end the Company received a further $664,602 from the exercises of stock options and warrants. The Company believes that it currently has sufficient financial resources to undertake by itself all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

CORPORATE UPDATE

On April 5, 2004, the Company appointed Mr. Gil Leathley to the Company's Advisory Board. Mr. Leathley is an independent mining consultant with a thorough understanding of the production and financial aspects of mine development. Mr Leathley has extensive experience in engineering and production in both open-pit and underground mines in international locations, including Australia, Scotland, Africa, South America and North America. He has directed the engineering, construction and start-up of six new mines in North America and was the senior vice president of operations from 1986 to 2000 with Corona and Homestake Mining. Mr. Leathley is currently consulting to Inco on the Voisey Bay nickel project in Labrador as well as other Inco mining projects. Mr. Leathley's engineering expertise will allow Company's management to critically evaluate and assess the results of the independent scoping study being undertaken on the Cinco Minas Project.

INVESTOR RELATIONS

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its website (www.tumiresources.com) on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas is paid a monthly fee of $2,000 and may be cancelled by either party on 15 days notice. During the year ended December 31, 2003, the Company paid $24,000 to Mr. Nicolaas.



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